SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF MEETING OF CENTRAL BOARD OF DIRECTORS OF CENTRAIS ELETRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I certify, and for due purpose that at the twenty-five days of July of the year two thousand and sixteen, at 2 p.m. on the 4th floor of the Hotel Windsor Guanabara at Avenida Presidente Vargas, 492, Centro, Rio de Janeiro - RJ, brought together the Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras. Chaired the work Mr. JOSÉ LUIZ ALQUÉRES, being present the Directors WILSON FERREIRA JUNIOR, ELENA LANDAU, ANA PAULA VITALI JANES VESCOVI, VICENTE FALCONI CAMPOS, SIQUEIRA MOZART ARAÚJO CAMPOS and CARLOS EDUARDO RODRIGUES PEREIRA. Absent for justified reasons were the Directors JOSÉ RANGEL PAIS and ESTEVES PEDRO COLNAGO JÚNIOR. DECISIONS: 1. Taking Office of the New Board. The President welcomed to the Board members elected at the 165th Extraordinary General Meeting held on 07.22.2016, and has the signature of the Terms of Possession, being the Board of Directors by people below named and assigned: Mr. JOSÉ LUIZ ALQUÉRES, Brazilian, married, civil engineer, resident and domiciled at Avenida Vieira Souto, 438, apt. 601, Ipanema, Rio de Janeiro - RJ, bearer of Identity Card No. 1,688,939 issued by SSP/RJ and enrolled with the CPF under No. 027.190.707-00 - Chairman of the Board of Directors of Eletrobras; Mr. WILSON FERREIRA PINTO JUNIOR, Brazilian, married, electrical engineer, resident and domiciled at Av. Engenheiro José Franscisco Bento Homem de Melo, 1155 – casa 28, Bairro Fazenda São Quirino, Campinas – São Paulo, identity card holder No. 10500091 , issued by SSP/SP and CPF nº 012.217.298-10; Mr. VICENTE FALCONI CAMPOS Brazilian, married, engineer, resident and domiciled at Rua Fausto Nunes Vieira, 40 - Apto 1501 - Belvedere - Belo Horizonte, bearer of ID number 1.476.273 MG, issued by SSP/MG and enrolled in CPF under No. 000.232.216-15; Mrs. ANA PAULA VITALI JANES VESCOVI, Brazilian, married, economist, resident and domiciled at SCES Trecho 4, lote 5, bloco B, apto 148 - Brisas do Lago - Brasília – DF, holder of identity card No. 724203 issued by SPTC ES and CPF under No. 862.654.587-87; Mrs. ELENA LANDAU, Brazilian, separated, economist, resident and domiciled at Rua Almirante Guilhem 106/402, Leblon, Rio de Janeiro, bearer of Identity Card No. 03494985-9, issued by IFP/RJ and enrolled with the CPF under No. 606.800.327-20; Mr. ESTEVES PEDRO COLNAGO JUNIOR, Brazilian, married, economist, resident and domiciled at Quadra 204, Edifício Quatro Mirante, bloco B, apto 201, Águas Claras - Distrito Federal, Brasília, bearer of ID number 1418316, issued by SSP/DF and CPF nº 611.417.121-72; Mr. MOZART SIQUEIRA ARAÚJO CAMPOS, Brazilian, married, electrical engineer, resident and domiciled at Av. Engenheiro Domingos Ferreira, nº 2.589, 8º andar, Boa Viagem, Recife, Pernambuco, bearer of Identity portfolio 1010376, issued by SSP/PE, CPF/MF under No. 128.717.104-49, elected independent director by minority shareholders, for the purpose of Law 13,303/2016; Mr. CARLOS EDUARDO RODRIGUES PEREIRA, Brazilian, married, electrical engineer, resident and domiciled in Rio de Janeiro - RJ at Rua Paysandu 93, apt. 503, CEP 22210-085, Flamengo, Rio de Janeiro, RJ, bearer of the identity card No. 012710760-5, CPF No. 088.768.387-83, to take over of Board Member of Eletrobras, after resignation of permanent council member JAILSON JOSÉ MEDEIROS ALVES, elected under Paragraph V, Article 17 of the Company's Bylaws, the indication of one of the directors of the Board of Directors is the prerogative of the Company's employees, chosen by direct vote of their peers from the active employees; and was elected by a majority, the non-controlling shareholders at the 56th GSM held on 04/29/2016, Mr. JOSÉ PAIS RANGEL, Brazilian, married, lawyer, domiciled in Rio de Janeiro, at Avenida Presidente Vargas number 463, 13th floor, center, CEP 20071-003, bearer of Identity Card (RG) number 22191, issued by OAB/RJ and enrolled with the CPF under number 239.775.667-68, all to complete the remaining directors replaced by the end of the mandate that will occurs at the Annual General Meeting of April, 2017. 1.2. Election of the new CEO of the Holding. The Board of Directors unanimously elected Mr. WILSON FERREIRA JUNIOR for CEO of Eletrobras. Mr. WILSON FERREIRA JUNIOR thanked for the words of encouragement and confidence in him deposited. He mentioned the great challenge to be faced because it is an extremely complex undertaking, but pointed out the great potential that Eletrobras has ahead. For the new CEO of the Company, there are three important concepts for its management: 1. Strong governance; 2. Management, productivity and even stronger efficiency; and 3. release to the sale of assets. The President JOSÉ LUIZ ALQUÉRES contributed stating that those three concepts also add to the company's sustainability and informed to all present that were imbued will face an arduous task for the recovery of Eletrobras as soon as possible. 1.3. Institutional presentation of Eletrobras. The Board Member WILSON FERREIRA JUNIOR presented the adjustments to the Organizational Model Holding. First, it was mentioned the situation of the electricity distribution companies of Eletrobras and the outcome of the Extraordinary General Meeting - EGM, held on 07.22.2016, in what was decided that the concessions will be bidding by Grantor. Thus, Eletrobras may receive part or all of the debt service with the transfer of control (R$ 4.7 billion), and the remaining value of the shareholding. Then it was exposed a proposal of the company's organizational chart and new directors. The new management will count on three new Directors, and the Compliance Director was selected by Head Hunter Company with extensive experience in the area, and three others, who were already ahead of their fields a few years ago. The Board Member WILSON FERREIRA JUNIOR said that Eletrobras hired the background checks service (background analysis) for all new directors. He then presented the proposal of the Eletrobras structure:

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

The Board approved the new organizational structure, new indications and reappointments to the Board positions, as well as the extinction of the Regulatory Board, which will be converted into a Superintendence linked to President of the Company. The Board of Directors of Centrais Elétricas Brasileiras SA - Eletrobras, in the exercise of his powers, approved by unanimity DECIDED: 1. To elect the President and three members of the Board and reappoint three members, being then composed the Executive Board of ELETROBRAS by the following persons named and qualified that in addition to their own duties and responsibilities, will be the managers of the areas of activities assigned to them: Chairman WILSON PINTO FERREIRA JUNIOR, Brazilian, married, electrician, resident and domiciled at Av. Engenheiro José Franscisco Bento Homem de Melo, 1155 – casa 28, Bairro Fazenda São Quirino, Campinas – São Paulo, bearer of Identity Card No. 10500091, issued by SSP/SP and enrolled with the CPF under No. 012.217298-10, replacing Mr. José da Costa Carvalho Neto, with the duties contained in the Statute of the Company; Director ALEXANDRE VAGHI DE ARRUDA ANIZ, Brazilian, married, lawyer, resident and domiciled at Alameda Tiete, 89, apt 41, Cerqueira César, São Paulo, bearer of Identity Card No. 19824038-7, issued by SSP/SP and CPF/MF under No. 253.377.108-26 with the intended function of the Management Board; Director LUIZ HENRIQUE HAMANN Brazilian, divorced, business administrator, resident and domiciled at Rua Tonelero 203, apt 1001, Rio de Janeiro, RJ, bearer of Identity Card No. 1108279-3, issued by SSP/PR and enrolled in CPF under No. 302.332.599-53 with the intended function of the Distribution Management; Director LUCIA CASASANTA Brazilian, married, economist, accountant and business administrator, resident and domiciled at Rua Gorceix, 28, apto. 402, Ipanema, Rio de Janeiro, RJ, bearer of identity card No. 1073947, issued by SSP/MG and enrolled with the CPF/MF under No. 491.887.206-91 with the intended function of Compliance Officer; Director ARMANDO CASADO DE ARAUJO, Brazilian, married in regime of partial property, business administrator, resident and domiciled at SQSW 305 – bloco “J”, apto.209, Sudoeste, Brasília, DF, bearer of Identity Card No. 2841 .485, issued by SSP/DF and enrolled with the CPF under No. 671.085.208-34 with the intended function of the Financial and Investor Relations Officer; Director CARLOS EDUARDO GONZALEZ BALDI, Brazilian, married, engineer, resident and domiciled at Rua Bernardo Goldwasser No. 156, Villa Del Lago, Barra da Tijuca, Rio de Janeiro, RJ, bearer of ID No. 059051482, issued by SSP/RJ and enrolled with the CPF/MF under No. 884.850.647-04 with the intended function of Generation Officer replacing Mr. Marcos Aurélio Madureira da Silva; and Director JOSÉ ANTONIO MUNIZ LOPES Brazilian, divorced, electrical engineer, resident and domiciled at Rua Anibal de Mendonça, 32, apt. 402, Ipanema, Rio de Janeiro, RJ, bearer of Identity Card No. 616300, issued by SSP/PE and CPF No. 005.135.394-68 with the intended function of the Transmission Officers. Nothing further to discuss, the Chairman of the Board gave the work ended, determining the drafting of certificate, which were read, approved and signed by me SILVIA MARIA SAMPAIO SANT'ANNA, Secretary of the Board. The other deliberations approved at this meeting were omitted from this certificate, for they concern purely domestic interests to the Company, legitimate caution, based on Management's duty of confidentiality, according to the "caput" of Article 155 of Law 6,404 (Corporation Law), reaching therefore outside the scope of the rule in paragraph 1st of article 142 of the mentioned Law.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Rio de Janeiro, July 25, 2016.

MARIA SILVIA SAMPAIO SANT’ANNA
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.